Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO  80203

July 8, 2009

Via EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Financial Investors Trust (the “Registrant”)

File Nos.  33-72424, 811-8194

Dear Mr. Ganley:

On July 7, 2009, the Registrant filed definitive proxy materials (the “Definitive Proxy”) relating to the Registrant’s special meeting of shareholders to be held on August 7, 2009.  The Definitive Proxy updated and completed the Registrant’s disclosures in its preliminary proxy statement filed on June 26, 2009 on Schedule 14A (the “Preliminary Proxy”) and reflected changes made in response to oral comments to the Preliminary Proxy provided by the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) on July 2 and 6, 2009.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on July 2 and 6, 2009 to the Preliminary Proxy, accompanied by the Registrant’s responses to each comment.

1.

Staff Comment:  With respect to Proposal 2 in the Preliminary Proxy, please consider whether the Proposal identifies “clearly and impartially each separate matter to be acted upon,” as set forth in Rule 14a-4(a)(3) of the Securities Exchange Act of 1934, as amended.

Registrant’s Response:  The Registrant revised Proposal 2 in the Definitive Proxy to permit the Board of Trustees of the Registrant to liquidate (a) the Registrant without a shareholder vote (requiring the vote of all shares of the Registrant voting together); (b) each of the Registrant’s existing funds without a shareholder vote (requiring each such fund to vote separately); (c) each existing class of each of the Registrant’s existing funds without a shareholder vote (requiring each such class to vote separately); and (d) any of the Registrant’s future funds or classes without a shareholder vote (requiring the vote of all shares of the Registrant voting together).

2.

Staff Comment:  With respect to Proposal 2 in the Preliminary Proxy, please consider whether the Proposal is consistent with Rule 18f-3 of the Investment Company Act of 1940, as amended.

Registrant’s Response:  Please see the Registrant’s response to Staff Comment No. 1 above.

* * *

The Registrant hereby acknowledges that:

•

Staff comments or changes to disclosure in response to Staff comments with respect to the filing do not foreclose the Commission from taking any action with respect to the filing;

•

this Staff comment process does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert these Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or need further clarification, please contact me at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg

JoEllen L. Legg

Secretary of Financial Investors Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP